iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

February 18, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Anastasia Kaluzienski

Re: iQSTEL Inc

Form 10-K for the Year Ended December 31, 2023

Response dated February 5, 2025

File No. 000-55984

Dear Anastasia Kaluzienski:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of February 12, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced file number (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the Year Ended December 31, 2023 Audited Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-11

1.	We note your response to prior comment 1 and your response to comment 2 in your letter dated December 4, 2024. Disclose as part of your revenue recognition policy disclosure your basis for reporting revenue on a gross basis. In your response to this comment, please provide us example disclosure of what you will provide in future filings.

In response to this comment, the Company will disclose in future filings its revenue recognition policy as follow:

Revenue Recognition

The Company recognizes revenue related to monthly usage charges and other recurring charges during the period in which the telecommunication services are rendered, provided that persuasive evidence of a sales arrangement exists, and collection is reasonably assured. Management considers persuasive evidence of a sales arrangement to be a written interconnection agreement. The Company’s payment terms vary by client.

Usage charges refer to the fees that customers are billed based on their actual usage of the services. For voice services, this typically means charges based on the duration of calls made. For SMS (text messaging), it usually means charges per message sent. Other recurring charges are referred to charges for services such as (1) Global DIDs, (2) Global Toll-Free Numbers, (3) PBX (Private Branch Exchange) for small businesses, and (4) SIP Trunking. The provision of these services usually has set-up fees and are offered on a subscription or month-to-month basis.

Revenue is reported on a gross basis since the Company acts as the principal in the transaction, meaning it has control over the goods or services before they are transferred to the customer. This includes having the primary responsibility for fulfilling the contract and determining the price.

The Company recognizes revenue from telecommunication services in accordance with ASC 606. Topic 606 establishes a comprehensive 5 step framework for determining revenue recognition. Under this framework, the Company considers each service a single performance obligation, since typically, the Company provides a series of distinct services.

The application of the 5 step Topic 606 revenue recognition framework to the Company's operations is depicted as follows:

Topic 606 Conceptual Framework	Related Company Policy & Procedures
Step 1 Identify the contract(s) with customer

A contract is defined as an approved mutual agreement between the Company and a customer setting performance obligation, and criteria that must be met in accordance with the Company's customary commercial business practices and entered into with the probable expectation that all estimated consideration will be realized in the ordinary course of business.

Step 2 Identify the performance obligations

Performance obligations are identified in the customer agreement, and any subsequent amendments stated in per minute, time and message usage criteria. The Company considers each service a single performance obligation, including instances where the Company provides a series of services that are substantially the same and have the same pattern of transfer.

Step 3 Determine the transaction price

The transaction price is determined at contract inception and is subsequently reviewed periodically to reflect applicable rate amendments, trends in regulatory, market conditions and usage of service by a customer. The transaction price excludes amounts collected on behalf of third parties such as sales taxes and regulatory fees.

Step 4 Allocate the transaction price to the performance obligations	The transaction price is allocated to each performance obligation based on the standalone contractual selling price of the time measured service, net of any related discount.
Step 5 Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenues from contracts with customers when control of the usage of the services has been transferred to the customer, as recorded and measured by the Company's internal information systems. Revenues are recognized at the probable amount of consideration expected in exchange for transferring control of usage.

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2.	We note your response to prior comment 1. Please expand your revenue recognition policy, business, and MD&A disclosures in future filings so that the nature of your revenue generating business including your customers, the services you provide, your performance obligations, the vendor networks you utilize, and the cash flows in your arrangements are wholly transparent to readers, consistent with what was communicated to us in your letters dated February 5, 2025 and December 4, 2024. In this regard, an illustration of the usage and provision of services similar to what you provided to us in your response may be helpful. In your response to this comment please provide us with examples of the disclosures you will provide.

In response to this comment, the Company will expand in future filings its revenue recognition policy as was described in the previous item above.

With respect to the Business Section, the Company will structure the content of this section including the following:

•	Business description overview: identifying the Company with mentions to the industries it is engaged in and countries where it has a commercial presence.
•	Subsidiaries: the Company will identify each subsidiary with details of the country where it is incorporated, the services provided, main customers served and main market served.
•	Corporate history: the Company will update with the most relevant milestones.
•	Regulation: describing all rules and regulations the Company must observe for all businesses and services provided.
•	Employees: indicating the number of employees, the cities where they are located, Company recruiting, retaining and compensation practices.

In addition to the above information, much of which has been included in our past filings, and with the purpose of fulfilling the request of the Commission, the Company will include:

•	Description of services provided.
•	Revenue classified by services.
•	Description of networks components, the transfer of services and cash flows with diagrams and illustrations.
•	The specific performance obligations as detailed in our response letter dated December 4, 2024.
3.	We note in your response to prior comment 1 you refer to an answer-seizure ratio ("ASR"). Please tell us whether management uses key performance indicators or usage metrics, such as ASR, in managing the business. If so, please disclose and discuss in future filings or explain why you believe the metrics would not be key indicators of the Company’s operating performance. Refer to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to this comment, the Company understands the primary objective of financial disclosures, as outlined in Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350, is to provide investors with a comprehensive understanding of the Company's financial condition, changes in financial condition, and results of operations. This includes discussing factors that may impact on the Company's future financial performance and enabling investors to make informed decisions. While technical metrics are valuable for internal management and operational purposes, they do not necessarily fulfill the requirements of financial disclosures aimed at investors. Financial metrics such as revenue, net income, operating expenses, cash flow, and EBITDA are more relevant and meaningful for investor assessments. These metrics provide a clear picture of the company's financial health, performance, and growth prospects.

To ensure that our financial disclosures are aligned with investor needs and regulatory requirements, the Company proposes focusing on financial metrics that directly impact the Company's financial performance. This includes metrics that reflect revenue generation, cost management, profitability, and cash flow. By providing investors with relevant financial information, the Company is able to enhance transparency, build investor confidence, and support informed investment decisions.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

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